EXHIBIT 99.1

Stantec releases 19th annual Sustainability Report, highlighting 68% (C$5.5 billion) in sustainability-driven revenue

EDMONTON, Alberta and NEW YORK, April 21, 2026 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, released its 19th annual Sustainability Report, showcasing how sustainability is integrated into the Company’s strategy, growth, and operations. The report details Stantec’s sustainability practices, contributions, and accomplishments for the year ending December 31, 2025.

The firm’s 2025 sustainability milestones include:

  C$5.5 billion in revenue from work that supports the United Nations’ core Sustainable Development Goals, representing 68 percent of total gross revenue. This reflects steady growth since the Company began tracking this work in 2019, when it represented 43 percent of total gross revenue.
  Global operational carbon neutrality achieved for the fourth consecutive year, with continued progress toward net zero emissions under Canada’s Net Zero Challenge, an effort to help the country move toward a cleaner economy
  Recognition by the Carbon Disclosure Project, earning an A- score for the eighth straight year for demonstrating consistent climate action

“The choices we make today shape communities, economies, and the environment of tomorrow,” said Gord Johnston, president and chief executive officer of Stantec. “This is why sustainability is embedded into everything we do—guiding how we live, move, work, and connect. By putting people first, we’re helping create a more resilient and sustainable environment where communities can thrive for generations to come.”

The report also brings Stantec’s impact to life through projects that demonstrate how sustainability translates into real-world outcomes:

  Canada: Advancing cleaner, smarter manufacturing, Stantec supported Duravit’s new facility in Québec—one of the world’s first carbon-neutral manufacturing facilities in the hygienic ceramic industry. Stantec’s building engineering services enabled hydro-powered electric kilns, reducing emissions by nearly 9,000 tonnes of carbon dioxide equivalent annually.
  United States: In the Klamath Basin of Oregon and California, one of the nation’s largest restoration efforts is revitalizing ecosystems and reconnecting communities. Working alongside Indigenous Nations and local partners, Stantec’s engineers and ecologists are restoring five fish-bearing tributaries, nearly 3.4 miles (5.5 kilometers) of stream channel, 2,200 acres (890 hectares) of native vegetation, and more than 400 miles (644 kilometers) of salmon habitat.
  United Kingdom: Supporting the transition to cleaner, more reliable energy, the Vyrnwy Frankton Grid Connection in Mid-Wales enables new wind-generated electricity to reach the national grid. Stantec contributed early planning and design for the overhead line, substation, and underground cable infrastructure.
  New Zealand: Following severe flooding and landslides that damaged over 311 miles (500 kilometers) of roads, Stantec partnered with the Marlborough District Council to shape a future access survey. The study engaged more than 1,500 participants through workshops, hui (gatherings), surveys, webinars, and community events—ensuring local voices informed long-term resilience planning.
  Egypt: Protecting freshwater resources and expanding access to sanitation, Stantec supported the design of eight wastewater treatment plants around Lake Qarun in the Fayoum region. The project aims to increase access to safe sanitation from 33 percent to 70 percent during the first phase, benefiting approximately 700,000 people while safeguarding the lake’s ecosystem.

Stantec’s Sustainability Report is compliant with the Global Reporting Initiative and the Sustainability Accounting Standards Board. Explore the full report and learn more about Stantec’s Corporate Sustainability program.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the initiatives and projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the initiatives and projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the initiatives and projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Susan Bender Stantec Media Relations Ph: (267) 773-9593 susan.bender@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com